UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Clear Channel Outdoor Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

18451C109

(CUSIP Number)

Robert H. Walls, Jr.

Executive Vice President, General Counsel and Secretary

iHeartMedia, Inc.

200 East Basse Road, Suite 100

San Antonio, Texas 78209

(210) 822-2828

with a copy to:

James S. Rowe

Brian D. Wolfe

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

Telephone: (312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 18451C109	Page 2 of 11

(1)	Names of reporting persons iHeartMedia, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 325,726,917 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 325,726,917 (see item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 325,726,917 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 90.1% (see item 5)
(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 18451C109	Page 3 of 11

(1)	Names of reporting persons iHeartMedia Capital II, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 325,726,917 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 325,726,917 (see item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 325,726,917 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 90.1% (see item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 18451C109	Page 4 of 11

(1)	Names of reporting persons iHeartMedia Capital I, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 325,726,917 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 325,726,917 (see item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 325,726,917 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 90.1% (see item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 18451C109	Page 5 of 11

(1)	Names of reporting persons iHeartCommunications, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 325,726,917 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 325,726,917 (see item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 325,726,917 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 90.1% (see item 5)
(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 18451C109	Page 6 of 11

(1)	Names of reporting persons Clear Channel Holdings, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 325,726,917 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 325,726,917 (see item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 325,726,917 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 90.1% (see item 5)
(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 18451C109	Page 7 of 11

(1)	Names of reporting persons CC Finco, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 10,726,917 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 10,726,917 (see item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 10,726,917 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 23.1% (see item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 18451C109	Page 8 of 11

(1)	Names of reporting persons Broader Media, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 100,000,000 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 100,000,000 (see item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 100,000,000 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 27.7%(1) (see item 5)
(14)	Type of reporting person (see instructions) OO

(1)	This percentage represents Broader Media, LLC’s fully diluted ownership assuming all of the 315,000,000 outstanding shares of Class B Common Stock are converted into Class A Common Stock. Broader Media, LLC’s ownership of Class A Common Stock calculated in accordance with Rule 13d-3 under the Act, assuming that the 100,000,000 shares of Class B Common Stock owned by Broader Media, LLC are converted to Class A Common Stock and that no other shares of Class B Common Stock are converted to Class A Common Stock, is 68.3%.

SCHEDULE 13D

CUSIP No. 18451C109	Page 9 of 11

Item 1.	Security and Issuer.

This Amendment No. 1 (this “Amendment”) to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on April 14, 2015 (the “Original Schedule 13D”) by the Reporting Persons named therein. Unless set forth below, all previous Items set forth in the Original Schedule 13D remain unchanged. Capitalized terms used herein and not defined have the meanings given to them in the Original Schedule 13D, as amended to the date hereof.

This Amendment is being filed to include CC Finco, LLC (“CC Finco”) and Broader Media, LLC (“Broader Media”) as Reporting Persons and to report the contribution of shares of Class B Common Stock of the Issuer from Clear Channel Holdings, Inc. (“CC Holdings”) to Broader Media for no consideration.

Item 2.	Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as set forth below:

This Schedule 13D is being filed jointly by iHeartMedia, Inc., a Delaware corporation (“iHeartMedia”), iHeartMedia Capital II, LLC, a Delaware limited liability company and wholly-owned subsidiary of iHeartMedia (“Capital II”), iHeartMedia Capital I, LLC, a Delaware limited liability company and wholly-owned subsidiary of Capital II (“Capital I”), iHeartCommunications, Inc., a Texas corporation and wholly-owned subsidiary of Capital I (“iHeartCommunications”), CC Holdings, a Nevada corporation and wholly-owned subsidiary of iHeartCommunications, CC Finco, a Delaware limited liability company and wholly-owned subsidiary of CC Holdings, and Broader Media, a Delaware limited liability company and wholly-owned subsidiary of CC Holdings. Each of iHeartMedia, Capital I, Capital II, iHeartCommunications, CC Holdings, Broader Media and CC Finco is referred to herein as a “Reporting Person”. An agreement among the Reporting Persons that this statement be filed on behalf of each of them is attached hereto as Exhibit 1.

The principal business offices of each Reporting Person is located at 200 East Basse Road, Suite 100, San Antonio, Texas 78209.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as set forth below:

From the time of the IPO until December 3, 2015, CC Holdings owned all 315,000,000 shares of outstanding Class B Common Stock, and held those shares for investment purposes. On December 3, 2015, CC Holdings contributed 100,000,000 shares of Class B Common Stock to Broader Media for no consideration, to provide greater flexibility in support of future financing transactions, share dispositions and other similar transactions. These future transactions will depend on various factors, including the prices of the securities of the Issuer, the availability and cost of financing, conditions in the capital markets and the financial considerations of the Reporting Persons, and may include, among other things, transferring shares of the Issuer among the Reporting Persons or to other affiliates of the Reporting Persons, engaging in financing, lending, pledging or similar transactions involving the shares of the Issuer and/or otherwise changing the Reporting Persons’ intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

From August 2011 through April 2015, CC Finco acquired 10,726,917 shares of Class A Common Stock for investment purposes. The Reporting Persons may acquire additional shares of Class A Common Stock and other securities of the Issuer or transfer additional shares of Class B Common Stock from time to time for investment purposes or otherwise, or may dispose of any or all of such shares or other securities held by them at any time. The Reporting Persons intend to evaluate on an ongoing basis their investment in the Issuer.

Other than the above, the Reporting Persons have no plans or proposals that relate to or would result in any of the events described in paragraphs (a) through (j) of this Item.

SCHEDULE 13D

CUSIP No. 18451C109	Page 10 of 11

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time, including, but not limited to, plans to acquire all of the outstanding Class A Common Stock not currently owned by the Reporting Persons, despite the fact that the debt agreements to which iHeartCommunications and CC Holdings are currently subject do not generally permit them to do so, or plans to amend those agreements with the ultimate purpose or effect of enabling them to do so or to participate in such a transaction in a manner that would be permitted by those agreements. Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as set forth below:

(a) and (b) CC Finco directly holds 10,726,917 shares of Class A Common Stock, CC Holdings directly holds 215,000,000 shares of Class B Common Stock and Broader Media directly holds 100,000,000 shares of Class B Common Stock. Together, Broader Media and CC Holdings directly hold all 315,000,000 outstanding shares of Class B Common Stock. As a result of this ownership, iHeartMedia, Capital I, Capital II, iHeartCommunications and CC Holdings may be deemed to have the power to vote or dispose of 10,726,917 shares of Class A Common Stock (representing 23.1% of the class of securities) plus (ii) 315,000,000 shares of Class B Common Stock (representing 100% of the class of securities), which as of November 3, 2015 represented approximately 90.1% of the Issuer’s outstanding common stock on a fully diluted basis after giving effect of the conversion of the Class B Common Stock into Class A Common Stock.

Each share of Class A Common Stock is entitled to one vote on matters submitted to a vote of the Issuer’s stockholders and each share of Class B Common Stock is entitled to 20 votes on matters submitted to a vote of the Issuer’s stockholders. Each share of Class B Common Stock is convertible at the option of the holder thereof into one share of Class A Common Stock. Each share of the Issuer’s common stock is entitled to share equally on a per share basis in any dividends and distributions by the Issuer.

Because the Class B Common Stock is currently convertible into Class A Common Stock at the option of the holder, as of November 3, 2015, iHeartMedia’s, Capital I’s, Capital II’s, iHeartCommunications’ and CC Holdings’ beneficial ownership of Class A Common Stock and Class B Common Stock represented approximately 90.1% of the Issuer’s outstanding common stock determined in accordance with Rule 13d-3 under the Act, consisting of (i) 23.1% of the outstanding Class A Common Stock (based on 46,392,713 shares of Class A Common Stock reported as outstanding as of November 3, 2015, by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on November 5, 2015) plus (ii) 100% of the 315,000,000 outstanding shares of Class B Common Stock. As of November 3, 2015, this ownership represented approximately 99.4% of the total voting power of the Issuer’s common stock.

CC Finco’s beneficial ownership of Class A Common Stock represented approximately 23.1% of the Issuer’s outstanding Class A Common Stock.

Broader Media’s beneficial ownership of Class B Common Stock represented approximately 27.7% of the Issuer’s outstanding common stock on a fully diluted basis assuming the conversion of all of the Class B Common Stock into Class A Common Stock. Broader Media’s beneficial ownership of Class B Common Stock represented approximately 68.3% of the Issuer’s outstanding Class A Common Stock determined in accordance with Rule 13d-3 under the Act, assuming that the 100,000,000 shares of Class B Common Stock owned by Broader Media (but no other shares of Class B Common Stock) are converted to Class A Common Stock.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

(c) Except for the transaction reported herein, there have been no transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

(d) Not applicable.

(e) Not applicable.

SCHEDULE 13D

CUSIP No. 18451C109	Page 11 of 11

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Contribution Agreement

On December 3, 2015, CC Holdings and Broader Media entered into a contribution agreement pursuant to which CC Holdings contributed 100,000,000 shares of Class B Common Stock to Broader Media.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement dated as of December 9, 2015, by and among the Reporting Persons.

Exhibit B:	Master Agreement dated November 16, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.1 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit C:	Registration Rights Agreement dated November 16, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.2 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit D:	Corporate Services Agreement dated November 16, 2005 between Clear Channel Outdoor Holdings, Inc. and Clear Channel Management Services, L.P. (Incorporated by reference to Exhibit 10.3 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit E:	Tax Matters Agreement dated November 10, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.4 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit F:	Employee Matters Agreement dated November 10, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.5 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit G:	Amended and Restated License Agreement dated November 10, 2005 between Clear Channel Identity, L.P. and Outdoor Management Services, Inc. (Incorporated by reference to Exhibit 10.6 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit H:	First Amendment to Amended and Restated License Agreement dated January 14, 2014 between iHM Identity, Inc. and Outdoor Management Services, Inc. (Incorporated by reference to Exhibit 10.17 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2013).

Exhibit I:	Contribution Agreement, dated December 3, 2015, between Clear Channel Holdings, Inc. and Broader Media, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 9, 2015

Clear Channel Holdings, Inc.

By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Vice President, Assistant General Counsel and Assistant Secretary

iHeartCommunications, Inc.

By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Vice President, Assistant General Counsel and Assistant Secretary

iHeartMedia Capital I, LLC

By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Vice President, Assistant General Counsel and Assistant Secretary

iHeartMedia Capital II, LLC

By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Vice President, Assistant General Counsel and Assistant Secretary

iHeartMedia, Inc.

By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Vice President, Assistant General Counsel and Assistant Secretary

CC Finco, LLC

By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Vice President, Assistant General Counsel and Assistant Secretary

Broader Media, LLC

By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Vice President, Assistant General Counsel and Assistant Secretary

EXHIBIT INDEX

Exhibit	Description

Exhibit A:	Joint Filing Agreement dated as of December 9, 2015, by and among the Reporting Persons

Exhibit B:	Master Agreement dated November 16, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.1 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit C:	Registration Rights Agreement dated November 16, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.2 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit D:	Corporate Services Agreement dated November 16, 2005 between Clear Channel Outdoor Holdings, Inc. and Clear Channel Management Services, L.P. (Incorporated by reference to Exhibit 10.3 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit E:	Tax Matters Agreement dated November 10, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.4 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit F:	Employee Matters Agreement dated November 10, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.5 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit G:	Amended and Restated License Agreement dated November 10, 2005 between Clear Channel Identity, L.P. and Outdoor Management Services, Inc. (Incorporated by reference to Exhibit 10.6 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit H:	First Amendment to Amended and Restated License Agreement dated January 14, 2014 between iHM Identity, Inc. and Outdoor Management Services, Inc. (Incorporated by reference to Exhibit 10.17 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2013).

Exhibit I:	Contribution Agreement, dated December 3, 2015, between Clear Channel Holdings, Inc. and Broader Media, LLC.

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

In accordance with Rule 13d–1(k)(l) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing, along with such other undersigned, on behalf of the Reporting Persons (as defined in the joint filing), of a statement on Schedule 13D (including amendments thereto) with respect to the Class A Common Stock, par value $0.01 per share, of the Issuer, and agrees that this agreement be included as an Exhibit to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned has executed this Joint Filing Agreement as of this 9th day of December 2015.

Clear Channel Holdings, Inc.

By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Vice President, Assistant General Counsel and Assistant Secretary

iHeartCommunications, Inc.

By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Vice President, Assistant General Counsel and Assistant Secretary

iHeartMedia Capital I, LLC

By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Vice President, Assistant General Counsel and Assistant Secretary

iHeartMedia Capital II, LLC

By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Vice President, Assistant General Counsel and Assistant Secretary

iHeartMedia, Inc.

By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Vice President, Assistant General Counsel and Assistant Secretary

CC Finco, LLC

By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Vice President, Assistant General Counsel and Assistant Secretary

[Continues on Next Page]

Broader Media, LLC

By:	/s/ Lauren E. Dean
	Name:	Lauren E. Dean
	Title:	Vice President, Assistant General Counsel and Assistant Secretary

[Signature Page to Joint Filing Agreement]

Exhibit I

CONTRIBUTION AGREEMENT

THIS CONTRIBUTION AGREEMENT (this “Agreement”) is made as of December 3, 2015 (the “Effective Date”), by and among Clear Channel Holdings, Inc., a Nevada corporation (“Contributor”), and Broader Media, LLC, a Delaware limited liability company (“Broader” and together with Contributor, the “Parties”).

WHEREAS, Contributor desires to contribute 100,000,000 shares of Class B Common Stock, $0.01 par value, of Clear Channel Outdoor Holdings, Inc., a Delaware corporation (“CCOH”) (the “Contributed CCOH Shares”), held by it to Broader, and Broader desires to accept same.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows.

1. Contribution. Effective as of 7:00 p.m. Eastern Standard Time on the Effective Date, Contributor hereby contributes, transfers, conveys, assigns and delivers to Broader, and Broader hereby accepts, all right, title and interest of Contributor in the Contributed CCOH Shares.

2. Miscellaneous.

(a) Further Assurances. The Parties shall execute such further documents, and perform such further acts, as may be reasonably necessary to transfer and convey the Contributed CCOH Shares to Broader, on the terms herein contained, and to otherwise reasonably comply with the terms of this Agreement and consummate the transactions contemplated hereby.

(b) Counterparts. This Agreement may be executed simultaneously in any number of counterparts, any one of which need not contain the signatures of more than one Party, but all of which taken together shall constitute one and the same agreement.

(c) Governing Law. All questions concerning the construction, validity and interpretation of this Agreement shall be governed by the internal law, and not the law of conflicts, of the State of Delaware.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have executed this Contribution Agreement as of the date first written above.

BROADER MEDIA, LLC

By:	/s/ Scott T. Bick
Name:	Scott T. Bick
Its:	Senior Vice President - Tax

CLEAR CHANNEL HOLDINGS, INC.

By:	/s/ Brian D. Coleman
Name:	Brian D. Coleman
Its:	Senior Vice President, Treasurer and Assistant Secretary